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                             PACIFIC SCIENTIFIC COMPANY
                         620 Newport Center Drive, Suite 700
                           Newport Beach, California 92660
                                 TEL: (714) 720-1714
                                 FAX: (714) 720-1714


                                    PRESS RELEASE
                              ------------------------
                              FOR RELEASE JULY 2, 1996


                              Contact:  Richard V. Plat


                             PACIFIC SCIENTIFIC COMPANY
                         RESTRUCTURES ITS SOLIUM SUBSIDIARY

NEWPORT BEACH, CALIFORNIA - July 2, 1996 - Pacific Scientific Company (NYSE-PSX) announced today a restructuring of its Solium subsidiary. The charge for restructuring and other related charges will be approximately $7.5 million ($4.5 million after tax, or approximately 36 cents per share). This charge will be recognized in the second quarter, ended June 28, 1996. Solium was established in 1994 to provide fully featured electronic ballasts and lighting controls. The first Solium products were shipped in the fall of 1995.

Chairman, President and CEO Edgar S. Brower stated that the Solium subsidiary attempted to bring out too many products, and to establish high volume production capability too rapidly. The resulting products demonstrated the Solium unique features but, in general, did not meet cost targets and certain required specifications by OEM customers. However, Mr. Brower stated that the Solium product line, with certain changes now planned or underway, should have future value to the Company and its shareholders. That value derives primarily from certain unique Solium features, for which patents are now pending.

As a result of the decision to restructure the Solium subsidiary, certain existing products will continue to be sold in limited quantities and the main effort will be to focus on reengineering several core products to achieve all performance and cost objectives. The products to be reengineered will maintain the original dimming and Sense-a-Volt concepts which are unique to Solium. The reengineering effort will require at least several months to complete and it is expected that the Solium subsidiary will continue to report losses for the remainder of 1996 and into 1997. During this period, engineering capabilities of the Solium subsidiary will be expanded under the management of Ken Owens who was appointed President of Solium on May 22, 1996.

The restructuring and other charges include asset write downs and other related charges. For the reasons discussed above and as previously reported, Solium sales volume has been significantly less than expected. In the just completed second quarter, Solium subsidiary sales were approximately $650,000.

Revenues from Pacific Scientific's base business, excluding Solium products, are approximately $72 million in the second quarter, ended June 28, 1996, and net income is expected to be approximately 18 to 20 cents per share. Solium losses and the restructuring charges will approximate 15 cents and 36 cents per share, respectively, for an anticipated quarterly net loss of approximately 32 cents per share.

Pacific Scientific Company designs, manufactures and markets electrical equipment and safety equipment.


PSC-349
07/02/96
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